Filed Pursuant to Rule 433

Registration Statement No. 333-216286

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

	Capped LIRNs® Linked to an International Equity Index Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure

An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P®/ASX 200 Index will be given an initial weight of 7.5% and the Hang Seng® Index will be given an initial weight of 5%

Payout Profile at Maturity

•     2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•     1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Capped Value	[$12.60 to $13.00] per unit, a [26.00% to 30.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	90% of the Starting Value of the Market Measure
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465918042789/a18-14738_19fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                   Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•                   Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.

•                   Payments on the notes, including repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•                   Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.

•                   The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                   If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                   You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•                   Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.